

June 2, 2014

Via E-mail
James Bowling
Interim Chief Financial Officer
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24, Republic of Ireland

     Re: **Shire plc**
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed February 24, 2014
           File No. 000-29630

Dear Mr. Bowling:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(e) Collaborative Arrangements, page F-16

1. In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties. Please provide separate tables for this information for each of your significant collaborative arrangements and in the aggregate for all of your collaborative arrangements (i.e. the significant arrangements and all other arrangements). Present separately amounts with other participants and third-parties that are netted in a financial statement line item.

2. You state that the Company reports costs incurred and revenue generated from transactions with third parties as well as payments between parties to collaborative arrangements either on a gross or net basis, depending on the characteristics of the collaborative relationship. Please help us understand how the characteristics of the collaborative relationship are determinative in reporting costs incurred and revenue generated gross or net. Tell us what consideration was given to ASC 605-45 and 605-50 in your response or other applicable guidance that supports your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant